Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – December 12, 2019 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On December 12, 2019, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2019 and until the Company’s next annual general meeting.

The above was approved by 11,356,679 votes (98.39%). 185,313 votes opposed (1.61%) and 4,993 votes abstained.

(2)	To elect the following persons to serve as directors in Class A for additional period until third succeeding Annual General meeting thereafter.

Eyal Sheratzky - approved by 8,501,054 votes (73.65%). 3,040,068 votes (26.35%) opposed and 5,864 votes abstained.
Efraim Sheratzky - approved by 7,428,402 votes (64.36%). 4,111,815 votes (35.64%) opposed and 6,768 votes abstained.
Tal Sheratzky -Jaffa (Director and an Independent Director) - approved by 9,143,718 votes (79.22%). 2,397,404 votes (20.78%) opposed and 5,864 votes abstained.
Yoav Kahane (Director and an Independent Director) - approved by 7,948,085 votes (68.86%) . 3,593,338 votes (31.14%) opposed and 5,563 votes abstained.

(3)
To re-elect Mr. Gidon Kotler, an external director of the Company, to office for an additional term of three years,  which will commence on April 30, 2020.

The above was approved by 9,856,913 votes (85.43%). 1,680,244 votes opposed (14.57%) and 9,829 votes abstained.

(4)
To approve the renewal of the Compensation Policy of the Company that was initially approved on October 31, 2013 and as amended in the framework of the approval of a series of  amendments, which were approved  by the shareholders in the extraordinary general meeting held on November 07, 2016 and to approve the  amendments to the Compensation Policy presented in Proposal Five of the Proxy Statement.

The above was approved by 7,113,731 votes (61.94%). 4,370,212 votes opposed (38.06%) and 63,043 votes abstained.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles and cargo security. Its products and applications are used by customers in over 20 countries. Through its subsidiaries, Ituran provides a comprehensive, end-to-end connected car platform to the automotive market with innovative products and services designed for a broad set of customers including automotive manufacturers, car dealers, insurance companies, fleet financing companies and fleet operators. Leveraging 100% OEM certified products, services and operations.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1.8 million subscribers using its location-based services with a globally market leading positionl. Established in 1995, Ituran has over 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Colombia, Ecuador and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559